UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)

ONI Systems Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68273F103

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 15

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mohr, Davidow Ventures V, L.P. (“MDV V”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
5,083,694 shares, except that Fifth MDV Partners, L.L.C. (“Fifth MDV Partners”), the general partner of MDV V, may be deemed to have sole voting power, and Jonathan D. Feiber (“Feiber”), Nancy J. Schoendorf (“Schoendorf”) and George Zachary (“Zachary”), the members of Fifth MDV Partners, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
5,083,694 shares, except that Fifth MDV Partners, the general partner of MDV V, may be deemed to have sole dispositive power, and Feiber, Schoendorf and Zachary, the members of Fifth MDV Partners, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,083,694 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.64%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MDV V Entrepreneurs’ Network Fund II(A), L.P. (“MDV V Entrepreneurs’ Network Fund II(A)”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MDV Entrepreneurs’ Network Fund II(B), L.P. (“MDV Entrepreneurs’ Network Fund II(B)”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fifth MDV Partners, L.L.C. (“Fifth MDV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
5,083,694 shares are directly owned by MDV V.  Fifth MDV Partners, the general partner of MDV V, may be deemed to have sole voting power, and Feiber, Schoendorf and Zachary, the members of Fifth MDV Partners, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
5,083,694 shares are directly owned by MDV V.  Fifth MDV Partners, the general partner of MDV V, may be deemed to have sole dispositive power, and Feiber, Schoendorf and Zachary, the members of Fifth MDV Partners, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,083,694 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.64%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mohr, Davidow Ventures V-L, L.P. (“MDV V-L”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fifth-L MDV Partners, L.L.C. (“Fifth-L MDV Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan D. Feiber (“Feiber”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,593 shares.

6.

Shared Voting Power
5,285,062 shares, of which 5,083,694 are directly owned by MDV V, and 201,368 are held by Jonathan D. Feiber, Trustee of the Feiber-Buhr Family Trust U/D/T Dated October 27, 1995.  Feiber is a general partner of Fifth MDV Partners, the general partner of MDV, and Fifth-L MDV Partners, the general partner of MDV V-L, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 4,593 shares.

8.

Shared Dispositive Power
5,285,062 shares, of which 5,083,694 are directly owned by MDV V, and 201,368 are held by Jonathan D. Feiber, Trustee of the Feiber-Buhr Family Trust U/D/T Dated October 27, 1995.  Feiber is a general partner of Fifth MDV Partners, the general partner of MDV, and Fifth-L MDV Partners, the general partner of MDV V-L, and  may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,289,655 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.79%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nancy J. Schoendorf (“Schoendorf”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 256,714 shares.

6.

Shared Voting Power
5,083,694 shares are directly owned by MDV V.  Schoendorf is a general partner of Fifth MDV Partners, the general partner of MDV V, and Fifth-L MDV Partners, the general partner of MDV V-L, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 256,714 shares.

8.

Shared Dispositive Power
5,083,694 shares are directly owned by MDV V.  Schoendorf is a general partner of Fifth MDV Partners, the general partner of MDV V, and Fifth-L MDV Partners, the general partner of MDV V-L, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,408 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.82%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George Zachary (“Zachary”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 182,067 shares.

6.

Shared Voting Power
5,083,694 shares are directly owned by MDV V.  Zachary is a general partner of Fifth MDV Partners, the general partner of MDV V, and Fifth-L MDV Partners, the general partner of MDV V-L, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 182,067 shares.

8.

Shared Dispositive Power
5,083,694 shares are directly owned by MDV V.  Zachary is a general partner of Fifth MDV Partners, the general partner of MDV V, and Fifth-L MDV Partners, the general partner of MDV V-L, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,265,761 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.77%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68273F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Chaplinsky (“Chaplinsky”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer ONI Systems Corp.
	(b)	Address of Issuer's Principal Executive Offices 166 Baypointe Parkway San Jose, California 95134-1621

Item 2.
(a)

Name of Person Filing
This statement is filed by Mohr, Davidow Ventures V, L.P., a Delaware limited partnership (“MDV V”), MDV V Entrepreneurs’ Network Fund II(A), L.P., a Delaware limited partnership (“MDV Entrepreneurs’ Network Fund II(A)”), MDV V Entrepreneurs’ Network Fund II(B) (“MDV Entrepreneurs’ Network Fund II(B)”), L.P., a Delaware limited partnership, Fifth MDV Partners, L.L.C., a Delaware limited liability company (“Fifth MDV Partners”), Mohr, Davidow Ventures V-L, L.P., a Delaware limited partnership (“MDV V-L”), Fifth-L MDV Partners, L.L.C., a Delaware limited liability company (“Fifth-L MDV Partners”), Jonathan D. Feiber (“Feiber”), Nancy J. Schoendorf (“Schoendorf”), George Zachary (“Zachary”) and Robert C. Chaplinsky (“Chaplinsky”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

Fifth MDV Partners is the general partner of MDV V and MDV V Entrepreneurs’ Network Funds II(A) and II(B), and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by MDV V and MDV V Entrepreneurs’ Network Funds II(A) and II(B). Fifth-L MDV Partners is the general partner of MDV V-L, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by MDV V-L. Feiber, Schoendorf and Zachary are the general partners/managing members of Fifth MDV Partners, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by MDV V and MDV V Entrepreneurs’ Network Funds II(A) and II(B). Feiber, Schoendorf, Zachary and Chaplinsky are the general partners/managing members of Fifth-L MDV Partners, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by MDV V-L.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Mohr, Davidow Ventures

2775 Sand Hill Road, Suite 240

Menlo Park, California  94025

(c)

Citizenship
MDV V, MDV V Entrepreneurs’ Network Funds II(A) and II(B), and MDV V-L are Delaware limited partnerships.  Fifth MDV Partners and Fifth-L MDV Partners are Delaware limited liability companies. Feiber, Schoendorf, Zachary and Chaplinsky are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 68273F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
This amended statement is being filed to report the fact that each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of ONI Systems Corp.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

By:	/s/ Nancy J. Schoendorf

Nancy J. Schoendorf, individually, and on behalf of MDV V, in her capacity as a managing member of Fifth MDV Partners, the general partner of MDV V, on behalf of MDV V Entrepreneurs’ Network Fund II(A), in her capacity as a managing member of Fifth MDV Partners, the general partner of MDV V Entrepreneurs’ Network Fund II(A), on behalf of MDV V Entrepreneurs’ Network Fund II(B), in her capacity as a managing member of Fifth MDV Partners, the general partner of MDV V Entrepreneurs’ Network Fund II(B), on behalf of MDV V-L, in her capacity as a managing member of Fifth-L MDV Partners, the general partner of MDV V-L, on behalf of Fifth MDV Partners in her capacity as a managing member thereof and on behalf of Fifth-L MDV Partners in her capacity as a managing member thereof.

By:	/s/ Jonathan D. Feiber
Jonathan D. Feiber

By:	/s/ George Zachary
George Zachary

By:	/s/ Robert C. Chaplinksy
Robert C. Chaplinksy

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16

EXHIBIT A

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ONI Systems Corp. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing, dated February 14, 2001, are already on file with the appropriate agencies.